Exhibit 99.1

Aphria and UNOapp to Partner on Technology and Analytics Solutions for the Adult-Use Cannabis Industry

LEAMINGTON, ON, Jan. 18, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) has recently entered into an exclusive agreement (the "Agreement") with Toronto-based UNOapp Inc. ("UNOapp") to collaborate on the development of technology and analytics solutions for Canada's adult-use cannabis industry.

"With our innovation-focused approach, Aphria is setting the pace for the evolution of the adult-use cannabis industry in Canada," said Jakob Ripshtein, President of Aphria. "Our industry's long-term future will be driven by consumer-centric, innovation-led product, brand and technology solutions. We are excited for this collaboration with a fantastic technology partner in UNOapp and look forward to developing industry-leading solutions that shape the adult-use cannabis market for years to come."

Founded in 2010, UNOapp has developed proven technology, marketing and analytical solutions that has enabled more than 4,500 customers across the globe to engage with their customers and drive revenue.

"This is a great opportunity for UNOapp to apply its proven technology driven solutions to the Cannabis industry. Helping brands connect, educate and engage consumers seamlessly through one platform in retail, is at the core of what we do." said Olivier Centner, Founder of UNOapp. "We're thrilled to be partnered with Aphria. Their team's expertise, innovative thinking, and global reach give us a tremendous opportunity to evolve our platform to meet the unique needs of the burgeoning adult-use market in Canada and scale quickly to other markets internationally."

As part of the Agreement, UNOapp has granted Aphria a first option to commercialize any platform or solution developed from this collaboration in any international market outside Canada.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:45e 18-JAN-19